UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:  001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

500 – 885 Dunsmuir Street

Vancouver, British Columbia V6C 1N5

Canada

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date: October 15, 2024	By:	/s/ Matthew Friesen
Name: Matthew Friesen
Title: Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated October 14, 2024 - Brüush Provides Update on NASDAQ Listing and Proposed Merger Transaction